Exhibit (a)(5)(a)

June 27, 2016

To: Holders of HeartWare International, Inc.
3.50% Convertible Senior Notes due 2017 and 1.75% Convertible Senior Notes due 2021

and

Wilmington Trust, National Association
Corporate Capital Markets
50 South Sixth Street, Suite 1290
Minneapolis, MN 55402
Attention: HeartWare Administrator

HEARTWARE INTERNATIONAL, INC.

NOTICE OF ANTICIPATED MERGER EFFECTIVE DATE

NOTICE OF RIGHT TO CONVERT

3.50% Convertible Senior Notes due 2017

1.75% Convertible Senior Notes due 2021 (the “Notes”)

CUSIP Nos. 422368 AA8 and 422368 AC4

Reference is hereby made to the Indenture, dated as of December 15, 2010 (the “Base Indenture”), by and between HeartWare International, Inc., a Delaware corporation (the “Company”) and Wilmington Trust National Association (as successor to Wilmington Trust FSB), as trustee (the “Trustee”), as amended and supplemented by that certain First Supplemental Indenture, dated as of December 15, 2010 (the “First Supplemental Indenture”), by and between the Company and the Trustee, relating to the Company’s 3.50% Convertible Senior Notes due 2017, as further amended and supplemented by that certain Second Supplemental Indenture, dated as of May 13, 2015, by and between the Company and the Trustee (the “Second Supplemental Indenture”, and, together with the First Supplemental Indenture, the “Supplemental Indentures” and each, a “Supplemental Indenture”, and the Base Indenture, as amended and supplemented by the First Supplemental Indenture and the Second Supplemental Indenture, the “Indenture”), relating to the Company’s 1.75% Convertible Senior Notes due 2021. Capitalized terms used but not defined in this notice shall have the meanings ascribed to such terms in the Indenture.

A copy of the Base Indenture and First Supplemental Indenture were included as exhibits to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on December 15, 2010. A copy of the Second Supplemental Indenture was included as an exhibit to the Company’s Current Report on Form 8-K, filed with the SEC on May 19, 2015.  The Current Reports on Form 8-K are available on the SEC’s website at www.sec.gov.

On June 27, 2016, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Medtronic, Inc., a Minnesota corporation (the “Parent”), Medtronic Acquisition Corp., a Delaware corporation and direct, wholly-owned subsidiary of Parent (the “Purchaser”), and the Company, providing for the merger (the “Merger”) of the Company with and into the Purchaser, with the Company continuing as the surviving company. The Company issued a press release publicly announcing execution of the Merger Agreement on June 27, 2016, and included a copy of the press release and the Merger Agreement as exhibits to the Company’s Current Report on Form 8-K, filed with the SEC on June 27, 2016. The Company anticipates that a Fundamental Change and a Make-Whole Fundamental Change (each as defined in each Supplemental Indenture) may occur on or after August 24, 2016 (the “Anticipated Effective Date”) as a result of the successful completion of the tender offer pursuant to the Merger Agreement (the “Tender Offer”), to be commenced by Purchaser, on or about July 26, 2016, for all shares of common stock of the Company, par value $0.001 per share (the “Common Stock”) that are outstanding and not held by a person or entity described in  Delaware General Corporation Law Section 251(h)(2)(a) through (d) for $58.00  per share, paid to the seller in cash, without interest and subject to any withholding taxes  (such amount or any higher amount per share that may be paid pursuant to the Tender Offer, the “Offer Price”).

Notice of Convertibility of the Notes during the Conversion Period

Notice is hereby given, pursuant to Section 4.01(b)(iii)(3) of each Supplemental Indenture that if, pursuant to the Tender Offer, the Purchaser and its affiliates acquire 50% or more of the Common Stock then outstanding, a Fundamental Change and a Make-Whole Fundamental Change (each as defined in each Supplemental Indenture) will have occurred under the Supplemental Indentures (the date and time of such occurrence, the “Acceptance Time”). Such a Fundamental Change and Make-Whole Fundamental Change in connection with the Tender Offer is currently anticipated to occur, if it occurs, upon the Purchaser’s acceptance of, and payment for, the Common Stock tendered in the Tender Offer, but in no event earlier than, the Anticipated Effective Date. The effective date of the Merger is currently anticipated to occur, if it occurs, as soon as practicable after the completion of the Tender Offer. On the effective date of the Merger, if it occurs, the shares of Common Stock then outstanding will be converted into the right to receive the Offer Price, and holders of shares of Common Stock will be entitled to exchange their shares of Common Stock for such per share amount of cash. Pursuant to the Indenture, the holders of the Notes have the right to convert their Notes at the Conversion Rate (as defined in each Supplemental Indenture), according to the terms of the Indenture at any time from and after the date that is 35 Scheduled Trading Days prior to the Anticipated Effective Date, or July 6, 2016, until and including the close of business on the Fundamental Change Repurchase Date (the “Conversion Period”). The Company will announce the Fundamental Change Repurchase Date on or before twenty (20) calendar days after the Acceptance Time in accordance with Section 3.01(b) of each Supplemental Indenture.

Based on the Offer Price, no Additional Shares (as defined in the Indenture) will be added to the Conversion Rate pursuant to Section 4.03(e)(iii) of each Supplemental Indenture. Accordingly, the Notes are convertible at a rate of 10.0000 shares per $1,000 principal amount of Notes (equal to a conversion price of $100.00 per share).

If the Tender Offer is Consummated, Company Obligation to Offer Repurchase Option to All Holders

Pursuant to Section 3.01 of each Supplemental Indenture, if a Fundamental Change occurs at any time before the maturity date of the Notes, each holder of Notes will have the right at such holder’s option to require the Company to repurchase all of such holder’s Notes (or any portion of the principal amount thereof that are equal to $1,000 or in integral multiples of $1,000), on a date (the “Fundamental Change Repurchase Date”) specified by the Company that is not less than twenty (20) nor more than thirty-five (35) calendar days following the date the Company delivers  the Fundamental Change Company Notice in accordance with Section 3.01(b) of each Supplemental Indenture.  Upon the satisfaction of the requirements of Section 3.01 of the applicable Supplemental Indenture, the holder’s repurchase option will require the Company to repurchase all of such holder’s Notes at a price, payable in cash, equal to one hundred percent (100%) of the principal amount of the Notes to be so repurchased, plus accrued and unpaid interest thereon, if any, to, but excluding the Fundamental Change Repurchase Date (the “Fundamental Change Repurchase Price”), unless such Fundamental Change Repurchase Date falls after a Regular Record Date but on or prior to the Interest Payment Date to which such Regular Record Date relates, in which case the Company will instead pay the full amount of accrued and unpaid interest, if any, on the Interest Payment Date to the holder of record of such Note on such Regular Record Date and the Fundamental Change Repurchase Price will be equal to one hundred percent (100%) of the principal amount of the Notes to be repurchased.

If the Company makes an offer to repurchase the Notes as a result of a Fundamental Change in connection with the Tender Offer, holders of the Notes should read the related Fundamental Change Company Notice and any other related documentation when it is available because it contains important information. Those documents will be available for free from the Company and on the SEC’s website at www.sec.gov.

Notice of Supplemental Indenture

Prior to or at the effective time of the Merger, the Company intends to enter into a supplemental indenture with respect to each Supplemental Indenture.  Each supplemental indenture will be entered into by the Company pursuant to Sections 7.01(f), 7.03, 7.04 and 7.06 of each Supplemental Indenture.  Pursuant to the terms of each such supplemental indenture, the right to convert each $1,000 principal amount of the Notes will be changed into a right to convert such principal amount of Notes into an amount of cash equal to the Conversion Rate in effect on the Conversion Date, multiplied by the Offer Price.

Additional Notices

The Company hereby notifies you that there can be no assurance that the Tender Offer or the Merger will be consummated on or about the dates indicated herein, or at all. However, in accordance with Section 4.09 of each Supplemental Indenture, the Company is hereby providing notice to you of the Tender Offer and the Merger and as to the earliest anticipated effective date for each of the Tender Offer and the Merger, which date will also be the date as of which it is expected that holders of the Common Stock will be entitled to exchange their Common Stock for the Offer Price. This notice also will constitute notice under Section 4.03(b) of the effective date of the anticipated Make-Whole Fundamental Change and will constitute notice under any other section of the Indenture, to the extent notice is required under such section and this notice satisfies such requirements.

If you have any questions, please contact Peter McAree, Senior Vice President, Chief Financial Officer and Treasurer, at pmcaree@heartware.com or +1 (508) 739-0912.